

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2017

Via E-mail
Rolf Schrömgens
Chief Executive Officer
trivago N.V.
Bennigsen-Platz 1
40474 Düsseldorf, Germany

> **Re:** **trivago N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 1-37959**

Dear Mr. Schrömgens:

We refer you to our comment letter dated December 8, 2017, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance